UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 10, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

                                         We inform you that the subjects analyzed in the Special Stockholders’ Meeting held as of today, at 04.30 p.m., were fully approved, as follows:

- the Board of Directors’ proposals to:

I.

change the caput of Article 6 of the Company’s Bylaws as a result of the stock grouping transaction, approved in the Special Stockholders’ Meeting held on December 17, 2003; and the caput of Article 12, reducing by 1 (one) position of Department Director and by 9 (nine) positions of Regional Director, as part of the administrative restructuring process;

II.

nominate, effective up to the next General Stockholders’ Meeting, in order to satisfy the dispositions of Circular # 2,824, as of June 18, 1998, issued by the Central Bank of Brazil, the companies APPRAISAL - Avaliações e Engenharia S/C Ltda., CONSULT Consultoria, Engenharia e Avaliações S/C Ltda., EMBRAESP - Empresa Brasileira de Estudos de Patrimônio S/C Ltda., ENGEBANC Engenharia e Serviços Ltda., H.M. Gerenciamento e Supervisão de Engenharia Ltda. and PLANCONSULT S/C Ltda., which will be performing real estate valuations in eventual acquisition and sale transactions held within this period;

III.	incorporate portions of the accounting net worth of BCN and Mercantil, wholly-owned subsidiaries of the Company, upon:

a)	the approval of the Protocol Instrument and Justification for the Partial Split involving Incorporation of Net Worth Portions in an Existing Company;

b)	the ratification of KPMG Auditores Independentes’ nomination, for being the responsible for valuing the Net Worth of Bradesco, BCN and Mercantil, as of January 31, 2004, at carrying value;

IV.

use a single Audit Committee for all Financial Institutions belonging to the Bradesco Organization, as per the dispositions of Article # 10-A of the Regulation attached to the Resolution # 3,081, as of May 29, 2003, introduced by Resolution # 3,170, as of January 30, 2004, both of them issued by the Brazilian Monetary Council.

                                         Such deliberations will be effective upon necessary approval of the process by the Central Bank of Brazil.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.